





10015842

24 May 2010

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 4, 2010. Attached is a copy of the announcement for your attention, please.

Yours faithfully



Looi Lee Hwa (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2010\Letters to US SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin) (P4, 2010) - 24May10.DOC





Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605


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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Looi Lee Hwa and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	24-May-2010 17:29:10
Announcement No.	00075

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 4, 2010
Description	Attached is the operating performance for the 4 weeks (Period 4) from 3 April 2010 to 30 April 2010.

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NOL_Operating_Performance_for_P4_2010.pdf
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SEC Exemption
No. 82-2605

Monthly Operational Update (Unaudited)



Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number : 196800632D

24 May 2010

NOL's container shipping operating performance for the 4 weeks (Period 4) from 3 April 2010 to 30 April 2010 are as follows:

	Period 4, 2010	Period 4, 2009	% Change		YTD 2010	YTD 2009	% Change
Container Shipping							
a) Volume (FEU)	212,000	157,800	34		913,000	639,400	43
b) Average Revenue Per FEU (US$/FEU)	2,669	2,322	15		2,554	2,437	5

For the four weeks of P4 2010, container shipping volumes increased 34% over the same period last year mainly due to higher volumes carried from the Intra-Asia and Transpacific trade lanes. Average revenue per FEU (Forty-foot Equivalent Unit) was 15% above the same period last year, largely due to improved core freight rates in a number of trade lanes, particularly on Asia-Europe, and also higher bunker recovery. The impact of annual contracting in the Transpacific will reflect in performance from P6 2010 onwards.

P4 YTD, 2010 container shipping volumes increased 43% while average revenue per FEU increased 5% over P4 YTD, 2009 levels.

Notes : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.
Average revenue per FEU and volume are a blend of all trade lanes as recorded at point of sailing.

APL Average Revenue per FEU (updated as at Period 4, 2010)


APL Average Revenue per FEU (2006-2010)
US$/FEU
3,400
3,200
3,000
2,800
2,600
2,400
2,200
2,000
P1 06 P2 06 P3 06 P4 06 P5 06 P6 06 P7 06 P8 06 P9 06 P10 06 P11 06 P12 06 P1 07 P2 07 P3 07 P4 07 P5 07 P6 07 P7 07 P8 07 P9 07 P10 07 P11 07 P12 07 P1 08 P2 08 P3 08 P4 08 P5 08 P6 08 P7 08 P8 08 P9 08 P10 08 P11 08 P12 08 P1 09 P2 09 P3 09 P4 09 P5 09 P6 09 P7 09 P8 09 P9 09 P10 09 P11 09 P12 09 P1 10 P2 10 P3 10 P4 10
Period
Period 4, 2010
Y-o-Y : +15%